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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 3)1

                      Rawlings Sporting Goods Company, Inc.
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    754459105
                                 --------------
                                 (CUSIP Number)

                             Robert S. Prather, Jr.
                                    President
                              Bull Run Corporation
                               4370 Peachtree Road
                             Atlanta, Georgia 30319
                                 (404) 266-8333
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 with a copy to:
                                Stephen A. Opler
                                Alston & Bird LLP
                        1201 West Peachtree Street, N.W.
                           Atlanta, Georgia 30309-3424
                                 (404) 881-7693

                                 April 23, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

----------------------------                           -------------------------
    CUSIP No. 754459105                                    Page 2 of 5 Pages
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       1  NAME OF REPORTING PERSON

                   BULL RUN CORPORATION

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)   91-1117599

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       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   |_|
                                                                       (b)   |_|

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       3  SEC USE ONLY

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       4  SOURCE OF FUNDS

                   BK

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       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

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       6  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Georgia

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                          7       SOLE VOTING POWER

         NUMBER                          836,500
           OF
         SHARES          -------------------------------------------------------
      BENEFICIALLY        8       SHARED VOTING POWER
        OWNED BY
          EACH                                 0
       REPORTING
         PERSON          -------------------------------------------------------
          WITH            9       SOLE DISPOSITIVE POWER

                                         836,500

                         -------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                               0

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      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                836,500

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      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |X|  (See Item 5)

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      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                10.7%

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      14  TYPE OF REPORTING PERSON

                CO

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         This Amendment No. 3 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2 thereto (collectively, the "Schedule 13D") filed by Bull Run Corporation ("Bull Run") relating to the common stock (the "Common Stock") of Rawlings Sporting Goods Company, Inc. (the "Company"). The address of the Company is 1859 Intertech Drive, Fenton, MO 63026. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

         Since the filing of the Schedule 13D, Bull Run purchased 30,000 shares of Common Stock in a privately negotiated transaction at an aggregate cost of $352,500. The funds for the purchases of the shares of Common Stock came from a loan to Bull Run from NationsBank, N.A., pursuant to the Second Amendment of Amended and Restated Loan Agreement made as of March 22, 1999 by and between Bull Run and NationsBank, N.A. (attached hereto as Exhibit 1) and the Fourth Term Loan Note in the original principal amount of $675,754 made as of March 22, 1999 by Bull Run (attached hereto as Exhibit 2).

Item 4.  Purpose of Transaction

         On April 9, 1999, Samuel R. Shapiro ("Shapiro"), Shapiro Capital Management Company, Inc., a Georgia corporation ("Shapiro Capital") and The Kaleidoscope Fund, L.P. ("Kaleidoscope," and together with Shapiro and Shapiro Capital, collectively, the "Shapiro Parties") filed a Schedule 13G/A with the Securities and Exchange Commission reflecting purchases of additional shares of the Company's Common Stock and disclosing that the Shapiro Parties were the beneficial owners of a total of 16.4% of the outstanding shares of Common Stock. The Company informed Bull Run that it believes Bull Run is an Associate (as defined in the Rights Agreement, dated July 1, 1994, between the Company and ChaseMellon Shareholder Services, L.L.C., as amended (the "Rights Plan")) of Shapiro and that, unless the Company had taken action to amend the Rights Plan, based on the number of shares of Common Stock beneficially owned by Bull Run and the Shapiro Parties, collectively, that the Shapiro Parties would have become Acquiring Persons under the Rights Plan and a Stock Acquisition Date (as defined in the Rights Plan) would have occurred. In connection with amending the Rights Plan to prevent the Rights Plan from being triggered on April 23, 1999, Bull Run and the Company entered into Amendment Number One to Standstill Agreement (attached hereto as Exhibit 3) (the "Amendment"). Pursuant to the Amendment, Bull Run (together with its affiliates and associates) will not beneficially own more than 10.7% of the outstanding Common Stock or such lesser percentage as Bull Run may own from time to time (but in no event less than 10.1%), the computation of which percentage shall not include any shares of Common Stock issuable or issued upon exercise of the Warrants or issuable upon conversion or exercise of any other outstanding convertible or exchangeable securities. In this regard, Bull Run agreed in the Amendment to sell in the open market on or before July 1, 1999 30,000 shares of Common Stock, such number being equal to the number of shares of Common Stock acquired by Bull Run since the filing of Amendment No. 2 to the Schedule 13D. In addition, the Amendment requires that Bull Run vote its Common Stock for the slate of directors nominated by the Company's Board of Directors at the Annual Meeting of Stockholders to be held in January 2000 or at any adjournment or postponement thereof. The Amendment also affords Bull Run the right to participate on the same basis as any other person in any Board of Directors initiated process to explore strategic alternatives that could reasonably be expected to lead to a change in control of the Company or if the Board should determine to enter into any agreement with any other person regarding a change in control of the Company. Bull Run also has agreed that in certain circumstances it will vote all of its Common Stock in favor of certain transactions that will result in a change in control of the Company and that it will sell all of its Common Stock in such transaction.


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Item 5.  Interest in Securities of the Issuer

         Item 5 is amended as follows:

         In addition to the 836,500 shares of Common Stock noted above, Bull Run owns the Warrant to purchase 925,804 shares of Common Stock, subject to adjustment. Bull Run disclaims beneficial ownership of the shares of Common Stock issuable upon exercise of the Warrant because the Warrant is not exercisable until the price of the last reported trade of Common Stock on the NASDAQ Stock Market is at least $16.50 for twenty (20) consecutive trading days.

Item 7.  Material to be Filed as Exhibits

         1. Second Amendment Of Amended and Restated Loan Agreement made as of March 22, 1999 by and between Bull Run and NationsBank, N.A.

         2. Fourth Term Loan Note of March 22, 1999 made by Bull Run in the original principal amount of $675,754.

         3. Amendment Number One to Standstill Agreement, dated April 23, 1999, between the Company and Bull Run.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 3, 1999


                                           BULL RUN CORPORATION

                                           /s/ Frederick J. Erickson
                                           -------------------------------------
                                           Name:  Frederick J. Erickson
                                           Title: Vice President - Finance


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